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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 1 TO FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number  0-24773
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                                                     CUSIP NUMBER  72346N 10 1
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(Check One): [X] Form 10-K     [ ] Form 11-K      [ ]Form 20-F
             [ ] Form 10-Q     [ ] Form N-SAR

                 For Period Ended:              DECEMBER 31, 2000
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                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ------------------------------

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION


Full name of registrant
                             PINNACLE HOLDINGS INC.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)
                            301 NORTH CATTLEMEN ROAD, SUITE 300
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City, state and zip code
                                 SARASOTA, FLORIDA 34232
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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                EXPLANATORY NOTE



This Amendment No. 1 to Form 12b-25 for Pinnacle Holdings Inc. ("Pinnacle") is being filed to make available for viewing via EDGAR a letter from Ernst & Young LLP, Pinnacle's independent accountants, in accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934. The letter from Ernst & Young LLP was filed as a part of Pinnacle's Form 12b-25 filed March 30, 2001, but inadvertently coded as correspondence with the Securities and Exchange Commission by the third party that filed the Form on behalf of Pinnacle via EDGAR and, hence, is not viewable by the public examining the filed Form via EDGAR. The Form is identical to that filed previously by Pinnacle, but for this explanatory note and the indication that it is an amendment. This Amendment No. 1 on Form 12b-25 supersedes and replaces in its entirety the March 30, 2001 filing.


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                             PART III - NARRATIVE



State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                  As previously disclosed, Pinnacle Holdings Inc. ("Pinnacle") has been involved in an investigation being conducted by the staff of the SEC's Division of Enforcement primarily focused on Pinnacle's acquisition of the North American Antenna Site Business of Motorola, Inc. (the "Motorola Acquisition") and on the independence of PricewaterhouseCoopers LLP ("PWC") as Pinnacle's auditor. On March 17, 2001, Pinnacle issued a press release reporting that it was in the process of finalizing certain amendments to previously issued financial statements and related disclosures for 1999 and the first three quarters of 2000, and expected to file the revised filings and its Annual Report on Form 10-K for the year ended December 31, 2000 within the time periods and extensions allowed by the SEC rules for the timely filing of such Form 10-K.

                  In addition to its announcement regarding certain financial statement amendments relating to the Motorola Acquisition, the Registrant announced that, in order to remove future uncertainty with respect to independence issues, the Audit Committee of Pinnacle's Board of Directors authorized the engagement of the accounting firm of Ernst & Young LLP to be Pinnacle's independent accountants for the year ended December 31, 2000. Additionally, Ernst & Young LLP has been engaged to issue a report on Pinnacle's financial statements that will be included in Pinnacle's Annual Report on Form 10-K for both the year ended December 31, 1999 and the year ended December 31, 2000.

                  Due to the recent engagement of Ernst & Young LLP as Pinnacle's independent accountants, Ernst & Young LLP will not have had sufficient time to complete its audit of Pinnacle's financial statements for the year ended December 31, 2000 by the April 2, 2001 due date.
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                         PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

                STEVEN R. DAY              (941)                364-8886
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             PINNACLE HOLDINGS INC.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date        APRIL 3, 2001            By /s/ STEVEN R. DAY
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                                        STEVEN R. DAY, CHIEF OPERATING OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                       [Letterhead of Ernst & Young LLP]



March 30, 2001


Steve Day
Chief Operating Officer
Pinnacle Holdings Inc.
301 North Cattlemen Road
Sarasota, Florida  34232

Dear Steve:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Pinnacle Holdings Inc.'s inability to timely file its Annual Report on Form 10-K for the year ended December 31, 2000, the factors described in the succeeding paragraph make impossible the submission of our report as of a date which will permit timely filing of your 2000 annual report to the Commission.

We are unable to complete our audit of Pinnacle Holdings Inc.'s financial statements and furnish the required opinion by the April 2, 2001 due date because we were engaged as your independent accountants on March 14, 2001 and will not have had sufficient time to complete our audit.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very truly yours,

/s/ Ernst & Young LLP